AUTONOMY CORPORATION PLC EXPECTS TO VOLUNTARILY TERMINATE
AMERICAN DEPOSITARY RECEIPT PROGRAM

CAMBRIDGE, England – 18 November 2004 – Autonomy Corporation plc (Nasdaq: AUTN, LSE: AU.), a global leader in infrastructure software for the extended enterprise, today announces that it expects to voluntarily terminate its American Depositary Receipt facility during 2005.

In reaching this decision Autonomy considered the benefits to all Autonomy shareholders of maintaining the program versus the significant costs. Along with many other European businesses Autonomy feels that existing and forthcoming obligations for companies with an ADR program are increasingly complex and costly. Autonomy anticipates that the additional costs of maintaining the program and registration may be in excess of £1.1 million per annum. Since Autonomy's ADR program accounts for a very small percentage of the overall volume of Autonomy's traded shares, Autonomy estimates the costs to be up to $1,000 per ADR holder, a cost that is borne by all Autonomy shareholders. Autonomy believes this cost significantly outweighs the benefits of the ADR program.

Autonomy intends to continue reporting its financial results under U.S. GAAP accounting standards.

In anticipation of the expected cancellation of the ADR program, Autonomy today has provided notice to Nasdaq to terminate the listing of Autonomy's ADRs effective 17 December 2004 (the "Effective Date"). From the Effective Date forward, investors will no longer be able to trade Autonomy ADRs on the Nasdaq National Market.

Under the deposit agreement (the "Deposit Agreement") between Autonomy and The Bank of New York, the depositary for Autonomy's ADR facility (the "Depositary"), holders of Autonomy ADRs are entitled to exchange their ADRs at any time for the number of Autonomy's underlying ordinary shares represented by such ADRs, subject to cancellation fees charged by the Depositary pursuant to the Deposit Agreement. ADR holders who do not submit their ADRs for exchange will hold non-transferable securities.

About Autonomy

Autonomy Corporation plc (Nasdaq: AUTN; LSE: AU.) is a global leader in infrastructure software for the enterprise. Autonomy's technology powers applications dependent upon unstructured information including call center, customer relationship management, knowledge management, enterprise portals, enterprise resource planning, online publishing and security applications. Autonomy's customer base includes more than 1,000 global companies including BAE Systems, Ford, Ericsson, Royal Sun Alliance, Sun Microsystems and public sector agencies including the U.S. Department of Defense, NASA and the U.S. Department of Energy. Strategic reseller and OEM partners include leading companies such as ATG, BEA, Business Objects, Citrix, Computer Associates, EDS, IBM Global Services, Novell, Novient, Veritas, Vignette, Supportsoft and Sybase. The company has offices worldwide.

The Autonomy Group includes: Aungate, a leading supplier of electronic communications management technology for regulatory compliance in the enterprise; Audentify, a leading supplier of next-generation contact center technology; and Virage, a leading provider of rich media communication and content management software.

With the exception of historical information, the matters set forth in this news release are forward-looking statements that involve risks and uncertainties. A number of important factors could cause actual results or developments to differ materially from those in the forward-looking statements. These factors include, among others, the uncertainty that the termination of Autonomy's ADR program will allow the company to terminate its registration and ongoing reporting requirements under the U.S. securities laws, as well as technology risks, including dependence on core technology; fluctuations in quarterly results; dependence on new product development; rapid technological and market change; reliance on sales by others; management of growth; dependence on key personnel; rapid expansion; growth of the Internet; financial risk management; and future growth subject to risks. These factors and other factors which could cause actual results to differ materially are also discussed in the company's filings with the United States Securities and Exchange Commission, including Autonomy's latest Annual Report on Form 20-F.
Financial Media Contacts: Edward Bridges Financial Dynamics +44 (0)20 7831 3113	Analyst and Investor Contacts: Andrew Kanter, Chief Operating Officer Autonomy Corporation plc +44 (0)1223 448 000